Exhibit 4.6

DESCRIPTION OF SHARE CAPITAL

The following description of the share capital of Horizon Therapeutics public limited company (the “Company”) is a summary. This summary does not purport to be complete and is qualified in its entirety by reference to the Irish Companies Act 2014 (as amended) (the “Companies Act”), and the complete text of the Company’s constitution, which is comprised of its amended and restated memorandum and articles of association (hereinafter referred to as “constitution” or, as appropriate, the “memorandum” and/or the “articles of association”) and which constitution is filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2019. You should read those laws and documents carefully.

Capital Structure

Authorized Share Capital

The authorized share capital of the Company is €40,000 and $60,000, divided into 40,000 deferred shares with nominal value of €1.00 per share and 600,000,000 U.S. dollar denominated ordinary shares with nominal value of U.S. $0.0001 per share. The authorized share capital includes 40,000 deferred shares with nominal value of €1.00 per share in order to satisfy statutory requirements for all Irish public limited companies upon incorporation or re-registration.

The Company may issue shares subject to the maximum authorized share capital contained in the Company’s constitution. The authorized share capital may be increased or reduced by a resolution approved by a simple majority of the votes cast at a general meeting of the Company’s shareholders (referred to under Irish law as an “ordinary resolution”). The shares comprising the authorized share capital of the Company may be divided into shares of such nominal value as the ordinary resolution shall prescribe. As a matter of Irish law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the constitution or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution.

The Company’s constitution authorizes the Company’s board of directors to issue new ordinary or preferred shares without shareholder approval for a period of five years from the date of adoption of such constitution, which adoption was effective in September 2014. The authorization was renewed at a general meeting of the Company’s shareholders on May 2, 2019 and will expire on May 2, 2024.

The rights and restrictions to which the Company’s ordinary shares are subject are prescribed in the Company’s constitution. The Company’s constitution provides that the terms of the preferred shares which may be issued by the Company shall be determined by means of an ordinary resolution. The creation of a new class of shares of the Company would also require a special resolution to amend the constitution of the Company.

Irish law does not recognize fractional shares held of record. Accordingly, the Company’s constitution does not provide for the issuance of fractional shares of the Company, and the official Irish register of the Company will not reflect any fractional interest in shares. Whenever an alteration or reorganization of the share capital of the Company would result in any Company shareholder becoming entitled to fractions of a share, the Company’s board of directors may, on behalf of those shareholders that would become entitled to fractions of a share, sell the shares representing the fractions for the best price reasonably obtainable, to any person and distribute the proceeds of the sale in due proportion among those members.

Preemption Rights, Share Warrants and Share Options

Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. The Company disapplied these preemption rights in its constitution for a period of five years from the date of adoption of such constitution, which adoption was effective in September 2014, as permitted under Irish law. This disapplication was renewed at a general meeting of the Company’s shareholders on May 2, 2019 by a resolution approved by not less than 75% of the votes cast (referred to under Irish law as a “special resolution”), and will expire on May 2, 2024. If the disapplication is not renewed before then, shares issued for cash must be offered to existing shareholders of the Company on a pro rata basis to their existing shareholding before the shares may be issued to any new shareholders. The statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee stock option or similar equity plan.

The Company’s constitution provides that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which the Company is subject, the Company’s board of directors is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as it deems advisable, options to purchase or subscribe for such number of shares of any class or classes or of any series of any class as the Company’s board of directors may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Company is subject to the rules of The Nasdaq Stock Market LLC and the U.S. Internal Revenue Code of 1986 (the “Code”), which require shareholder approval of certain equity plan and share issuances.

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of the Company are equal to, or in excess of, the aggregate of the Company’s called up share capital plus undistributable reserves and the distribution does not reduce the Company’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which the Company’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed the Company’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not the Company has sufficient distributable reserves to fund a dividend must be made by reference to the “relevant accounts” of the Company. The “relevant accounts” are either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Companies Act, which give a “true and fair view” of the Company’s unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

The Company’s constitution authorizes the directors to declare dividends without shareholder approval to the extent they may be paid out of funds of the Company which are lawfully available for such purposes. The Company’s board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. The Company’s board of directors or any general meeting declaring a dividend may direct that the payment be made by distribution of assets, shares or cash, and no dividend issued may exceed the amount recommended by the directors. Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in dollars or any other currency.

The Company’s board of directors may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to the Company in relation to the shares of the Company.

Share Repurchases, Redemptions and Conversions

Overview

The Company’s constitution provides that any ordinary share that the Company has agreed to acquire shall be deemed to be a redeemable share. Accordingly, for Irish law purposes, the repurchase of ordinary shares by the Company may technically be effected as a redemption of those shares as described below under “—Repurchases and

Redemptions by the Company.” If the Company’s constitution did not contain such provision, repurchases by the Company would be subject to many of the same rules that apply to purchases of the Company’s ordinary shares by subsidiaries described below under “—Purchases by Subsidiaries of the Company,” including the shareholder approval requirements described below, and the requirement that any on market purchases be effected on a “recognized stock exchange,” which, for purposes of the Companies Act, includes Nasdaq.

Neither Irish law nor any constituent document of the Company places limitations on the right of nonresident or foreign owners to vote or hold the Company ordinary shares. Except where otherwise noted, references herein to repurchasing or buying back ordinary shares of the Company refer to the redemption of ordinary shares by the Company or the purchase of ordinary shares of the Company by a subsidiary of the Company, in each case in accordance with the Company’s constitution and Irish law as described below.

Repurchases and Redemptions by the Company

Under Irish law, a company may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares issued for that purpose. Please see also “—Dividends.” The Company may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of the Company. No shares may be redeemed unless they are fully-paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Based on the provisions of the Company’s constitution, shareholder approval will not be required to redeem the Company’s shares.

The Company may also be given an additional general authority to purchase its own shares on market by way of ordinary resolution, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by the Company subsidiaries as described below.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by the Company at any time must not exceed 10% of the Company’s capital (consisting of the aggregate of all amounts of nominal value plus premium paid for the Company’s shares, plus certain other sums that may be credited as such).

The Company may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be canceled by the Company or re-issued subject to certain conditions.

Purchases by Subsidiaries of the Company

Under Irish law, an Irish or non-Irish subsidiary may purchase shares of the Company either on market or off market. For a subsidiary of the Company to make purchases on market of the Company’s ordinary shares, the Company’s shareholders must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular on market purchase by a subsidiary of the Company’s ordinary shares is required. For a purchase by a subsidiary of the Company off market, the proposed purchase contract must be authorized by special resolution of the Company’s shareholders before the contract is entered into and the purchase contract must be furnished to the Company’s shareholders on request and be made available for inspection by the Company’s shareholders at the registered office of the Company from the date of the notice of the meeting at which the special resolution is to be proposed and at the meeting itself.

In order for a subsidiary of the Company to make an on market purchase of the Company’s shares, such shares must be purchased on a “recognized stock exchange.” Nasdaq, on which the Company’s ordinary shares are currently listed, is specified as a recognized stock exchange for this purpose by Irish law.

The number of shares held by the subsidiaries of the Company at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the Company’s permitted treasury share threshold described above. While a subsidiary holds shares of the Company, it cannot exercise any voting rights in respect of those shares. The acquisition of the Company’s ordinary shares by an Irish subsidiary must be funded out of distributable reserves of the subsidiary.

Lien on Shares, Calls on Shares and Forfeiture of Shares

The Company’s constitution provides that the Company has a first and paramount lien on every share that is not a fully paid up share for all amounts payable at a fixed time or called in respect of that share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the constitution of an Irish public company limited by shares such as the Company and are only applicable to shares of the Company that have not been fully paid up.

Consolidation and Division; Subdivision

Under its constitution, the Company may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares or subdivide its shares into smaller amounts than are fixed by its constitution.

Reduction of Share Capital

The Company may, by special resolution, reduce its authorized but unissued share capital in any way. The Company also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any manner permitted by the Companies Act.

Annual Meetings of Shareholders

The Company is required to hold an annual general meeting at intervals of no more than 15 months from the previous annual general meeting, provided that an annual general meeting is held in each calendar year following the first annual general meeting and no more than nine months after the Company’s fiscal year-end. Any annual general meeting of the Company may be held outside Ireland if a resolution so authorizing has been passed at the preceding annual general meeting and the articles of association do not prohibit the holding of annual general meetings outside of Ireland.

Notice of an annual general meeting must be given to all of the Company’s shareholders and to the auditors of the Company. The Company’s constitution provides for a minimum notice period of 21 days, which is the minimum permitted under Irish law.

The only matters which must, as a matter of Irish law, be transacted at an annual general meeting are: (i) the consideration of the Company’s statutory financial statements; (ii) the review by Company’s shareholders of the Company’s affairs; (iii) the election and reelection of Company’s board of directors in accordance with the constitution; (iv) the appointment or reappointment of the Irish statutory auditors; (v) the authorization of Company’s board of directors to approve the remuneration of the Irish statutory auditors; and (vi) the declaration of dividends (other than interim dividends).

Extraordinary General Meetings of Shareholders

Extraordinary general meetings of the Company may be convened by (i) the Company’s board of directors, (ii) on requisition of the Company’s shareholders holding not less than 10% of the paid up share capital of the Company carrying voting rights, (iii) by a shareholder or shareholders holding not less than 50% of the paid-up share capital of the Company carrying voting rights, (iv) on requisition of the Company’s auditors, or (v) in exceptional cases, by order of the court. Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.

Notice of an extraordinary general meeting must be given to all of the Company’s shareholders and to the auditors of the Company. Under Irish law and the Company’s constitution, the minimum notice periods are 21 days’ notice in writing for an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting.

In the case of an extraordinary general meeting convened by the Company’s shareholders, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, the Company’s board of directors has 21 days to convene a meeting of the Company’s shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the Company’s board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the Company’s receipt of the requisition notice.

If the Company’s board of directors becomes aware that the net assets of the Company are not greater than half of the amount of the Company’s called-up share capital, it must convene an extraordinary general meeting of the Company’s shareholders not later than 28 days from the date that they learn of this fact to consider how to address the situation.

Quorum for General Meetings

The Company’s constitution provides that no business shall be transacted at any general meeting unless a quorum is present. One or more of the Company’s shareholders present in person or by proxy holding not less than a majority of the issued and outstanding shares of the Company entitled to vote at the meeting in question constitute a quorum.

Voting

The Company’s constitution provides that the Company’s board of directors or its chairman may determine the manner in which the poll is to be taken and the manner in which the votes are to be counted.

Each Company shareholder is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights may be exercised by shareholders registered in the Company’s share register as of the record date for the meeting or by a duly appointed proxy, which proxy need not be a Company shareholder. Where interests in shares are held by a nominee trust company, such company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by the Company’s constitution, which permit shareholders to notify the Company of their proxy appointments electronically in such manner as may be approved by the Company’s board of directors.

In accordance with the Company’s constitution, the Company may from time to time be authorized by ordinary resolution to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares). Treasury shares or shares of the Company that are held by subsidiaries of the Company are not entitled to vote at general meetings of shareholders.

Irish law requires special resolutions of the Company’s shareholders at a general meeting to approve certain matters. Examples of matters requiring special resolutions include:

•	amending the objects of the Company;

•	amending the constitution of the Company;

•	approving a change of name of the Company;

•	authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

•	opting out of preemption rights on the issuance of new shares;

•	re-registration of the Company from a public limited company to a private company;

•	variation of class rights attaching to classes of shares (where the articles of association do not provide otherwise);

•	purchase of the Company shares off market;

•	reduction of issued share capital;

•	sanctioning a compromise/scheme of arrangement with creditors or shareholders;

•	resolving that the Company be wound up by the Irish courts;

•	resolving in favor of a shareholders’ voluntary winding-up; and

•	setting the re-issue price of treasury shares.

Variation of Rights Attaching to a Class or Series of Shares

Under the Company’s constitution and the Companies Act, any variation of class rights attaching to the issued shares of the Company must be approved by a special resolution of the Company’s shareholders of the affected class or with the consent in writing of the holders of three-quarters of all the votes of that class of shares.

Inspection of Books and Records

Under Irish law, shareholders have the right to: (i) receive a copy of the constitution of the Company and any act of the Irish Government which alters the constitution; (ii) inspect and obtain copies of the minutes of general meetings and resolutions of the Company; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by the Company; (iv) receive copies of balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (v) receive balance sheets of any subsidiary of the Company which have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. The auditors of the Company will also have the right to inspect all books, records and vouchers of the Company. The auditors’ report must be circulated to the shareholders with the Company’s financial statements prepared in accordance with Irish law 21 days before the annual general meeting and must be read to the shareholders at the Company’s annual general meeting.

Acquisitions

Irish law recognizes the concept of a statutory merger in three situations: (i) a domestic merger where an Irish private limited company merges with another Irish company (which is not a public limited company) under Part 9 of the Companies Act; (ii) a domestic merger where an Irish public limited company merges with another Irish company under Part 17 of the Companies Act; and (iii) a cross-border merger where an Irish company merges with another company based in the European Economic Area (the “EEA”) under the European Communities (Cross Border Merger) Regulations 2008 of Ireland.

Under Irish law, where the Company proposes to acquire another company, approval of the Company’s shareholders will not be required unless effected as a direct domestic merger or direct cross-border merger as referred to above. Under Irish law, where another company proposes to acquire the Company, the requirement of the approval of the Company’s shareholders will depend on the method of acquisition. Under Irish law, there is no requirement for a company’s shareholders to approve a sale, lease or exchange of all or substantially all of a company’s property and assets.

Takeover Offer

Under a takeover offer, the bidder will make a general offer to the target shareholders to acquire their shares. The offer must be conditional on the bidder acquiring, or having agreed to acquire (pursuant to the offer, or otherwise) securities conferring more than 50% of the voting rights of the target. The bidder may require any remaining shareholders to transfer their shares on the terms of the offer (i.e., a “squeeze out”) if it has acquired, pursuant to the offer, not less than a specific percentage of the target shares to which the offer relates. The percentage for companies listed on regulated markets in the EEA is 90%. As the Company is not listed on an EEA regulated market, the relevant applicable percentage for the Company is 80%. Dissenting shareholders have the right to apply to the High Court of Ireland for relief.

Scheme of Arrangement

A scheme of arrangement is a statutory procedure which can be utilized to acquire an Irish company. A scheme of arrangement involves the target company putting an acquisition proposal to its shareholders, which can be (i) a transfer scheme, pursuant to which their shares are transferred to the bidder in return for the relevant consideration or (ii) a cancellation scheme, pursuant to which their shares are cancelled in return for the relevant consideration, with the result in each case that the bidder will become the 100% owner of the target company. A scheme of arrangement requires the approval of a majority in number of the shareholders of each class, representing at least 75% of the shares of each class, present and voting, in person or by proxy, at a general, or relevant class, meeting of the target company. The scheme also requires the sanction of the High Court of Ireland. Subject to the requisite shareholder approval and sanction of the High Court of Ireland, the scheme will be binding on all shareholders. Dissenting shareholders have the right to appear at the High Court of Ireland hearing and make representations in objection to the scheme.

Statutory Merger

It is possible for the Company to be acquired by way of a domestic or cross-border statutory merger, as described above. Such mergers must be approved by a special resolution of the Company’s shareholders. If the consideration being paid to the Company shareholders is not entirely cash, dissenting shareholders may be entitled to require that their shares be acquired for cash.

Appraisal Rights

Irish law generally does not provide for “appraisal rights.” However, it does provide for dissenters’ rights in certain situations, as described below.

Under a tender or takeover offer, the bidder may require any remaining shareholders to transfer their shares on the terms of the offer (i.e., a “squeeze out”) if it has acquired, pursuant to the offer, not less than 80% of the target shares to which the offer relates (in the case of a company that is not listed on an EEA regulated market). Dissenting shareholders have the right to apply to the High Court of Ireland for relief.

A scheme of arrangement which has been approved by the requisite shareholder majority and sanctioned by the High Court of Ireland will be binding on all shareholders. Dissenting shareholders have the right to appear at the High Court of Ireland hearing and make representations in objection to the scheme.

Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish public limited company such as the Company and a company incorporated in the EEA, a shareholder (i) who voted against the special resolution approving the merger or (ii) of a company in which 90% of the shares are held by the other party to the merger, has the right to request that the company acquire his or her shares for cash at a price determined in accordance with the share exchange ratio set forth in the merger agreement.

Similar rights apply in the case of a merger of an Irish public limited company into another company to which the provisions of the Companies Act apply.

Disclosure of Interests in Shares

Under the Companies Act, the Company’s shareholders must notify the Company if, as a result of a transaction, the shareholder will become interested in three percent or more of the voting shares of the Company, or if as a result of a transaction a shareholder who was interested in more than three percent of the voting shares of the Company ceases to be so interested. Under the Companies Act, “interested” is broadly defined and includes direct and indirect holdings, beneficial interests and, in some cases, derivative interests. Furthermore, a person’s interests are aggregated with the interests of certain related persons and entities (including controlled companies). Where a shareholder is interested in more than three percent of the voting shares of the Company, the shareholder must notify the Company of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction.

The relevant percentage figure is calculated by reference to the aggregate nominal value of the voting shares in which the shareholder is interested as a proportion of the entire nominal value of the issued share capital of the Company (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. The Company must be notified within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any Company shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.

In addition to these disclosure requirements, the Company, under the Companies Act, may, by notice in writing, require a person whom the Company knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in the Company’s relevant share capital to: (i) indicate whether or not it is the case; and (ii) where such person holds or has during that time held an interest in the shares of the Company, to provide additional information, including the person’s own past or present interests in shares of the Company. If the recipient of the notice fails to respond within the reasonable time period specified in the notice, the Company may apply to court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Companies Act, as follows:

•	any transfer of those shares or, in the case of unissued shares, any transfer of the right to be issued with shares and any issue of shares, shall be void;

•	no voting rights shall be exercisable in respect of those shares;

•	no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

•	no payment shall be made of any sums due from the Company on those shares, whether in respect of capital or otherwise.

The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale.

In the event the Company is in an offer period pursuant to the Irish takeover rules, accelerated disclosure provisions apply for persons holding an interest in the Company securities of one percent or more.

Anti-Takeover Provisions

Irish Takeover Rules and Substantial Acquisition Rules

The Company is subject to the Irish Takeover Panel Act 1997, as amended, and the Irish Takeover Rules made thereunder (the “Irish Takeover Rules”), which regulate the conduct of takeovers of, and certain other relevant transactions affecting, Irish public limited companies listed on certain stock exchanges, including Nasdaq. The Irish Takeover Rules are administered by the Irish Takeover Panel, which has supervisory jurisdiction over such transactions. Among other matters, the Irish Takeover Rules operate to ensure that no offer is frustrated or unfairly prejudiced and, in the case of multiple bidders, that there is a level playing field.

A transaction in which a third party seeks to acquire 30% or more of the voting rights in the Company and any other acquisitions of securities of the Company will be governed by the Irish Takeover Panel Act 1997, as amended, and the Irish Takeover Rules and will be regulated by the Irish Takeover Panel. The “General Principles,” and certain important aspects, of the Irish Takeover Rules are described below.

General Principles

The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

•

in the event of an offer, all holders of securities of the target company must be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

•

the holders of securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of directors of the target company must give its views on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company’s place of business;

•	a target company’s board of directors must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

•

false markets (i.e., a market based on erroneous, imperfect or unequally disclosed information) must not be created in the securities of the target company, the bidder or any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

•

a bidder can only announce an offer after ensuring that he or she can fulfill in full the consideration offered, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

•	a target company may not be hindered in the conduct of its affairs longer than is reasonable by an offer for its securities; and

•

a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid

Under certain circumstances, a person who acquires shares, or other voting securities, of the Company may be required under the Irish Takeover Rules to make a mandatory cash offer for the remaining outstanding voting securities in the Company at a price not less than the highest price paid for the securities by the acquiror, or any parties acting in concert with the acquiror, during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of securities would increase the aggregate holding of an acquiror, including the holdings of any parties acting in concert with the acquiror, to securities representing 30% or more of the voting rights in the Company, unless the Irish Takeover Panel otherwise consents. An acquisition of securities by a person holding, together with its concert parties, securities representing between 30% and 50% of the voting rights in the Company would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person (together with its concert parties) would increase by 0.05% within a 12-month period. Any person (excluding any parties acting in concert with the holder) holding securities representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements

If a person makes a voluntary offer to acquire outstanding ordinary shares of the Company, the offer price must not be less than the highest price paid for the Company’s ordinary shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired ordinary shares of the Company (i) during the period of 12 months prior to the commencement of the offer period that represent more than 10% of the total ordinary shares of the Company or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per ordinary share of the Company must not be less than the highest price paid by the bidder or its concert parties during, in the case of (i), the 12-month period prior to the commencement of the offer period or, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total ordinary shares of the Company in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

Substantial Acquisition Rules

The Irish Takeover Rules also contain rules governing substantial acquisitions of shares and other voting securities which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of the Company. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of the Company is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of the Company and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action

Under the Irish Takeover Rules, the Company’s board of directors is not permitted to take any action that might frustrate an offer for the shares of the Company once the Company’s board of directors has received an approach that may lead to an offer or has reason to believe that such an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any earlier time during which the Company’s board of directors has reason to believe an offer is or may be imminent. Exceptions to this prohibition are available where:

•	the action is approved by the Company’s shareholders at a general meeting;

•	the Irish Takeover Panel has given its consent where it is satisfied the action would not constitute frustrating action;

•	the Company’s shareholders holding more than 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

•

the action is taken in accordance with a contract entered into prior to the announcement of the offer (or any earlier time at which the Company’s board of directors considered the offer to be imminent); or

•	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Certain other provisions of Irish law or the Company’s constitution may be considered to have anti-takeover effects, including advance notice requirements for director nominations and other shareholder proposals, as well as those described under the following captions:“—Preemption Rights, Share Warrants and Share Options,” “—Disclosure of Interests in Shares,” “—Shareholder Rights Plan” and “—Corporate Governance.”

Shareholder Rights Plan

Irish law does not expressly authorize or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure, although the ability of the Company’s board of directors to do so would be subject to its fiduciary duties and, during the course of an offer, the Irish Takeover Rules. However, there is no directly relevant Irish case law on this issue. The constitution expressly authorizes the Company’s board of directors to adopt a shareholder rights plan upon such terms and conditions as it deems expedient in the interests of Company, subject to applicable law.

Corporate Governance

The Company’s constitution allocates authority over the day-to-day management of the Company to its board of directors. The Company’s board of directors may then delegate the management of the Company to committees of the board of directors (consisting of one or more members of the board of directors) but regardless, the Company’s board of directors remains responsible, as a matter of Irish law, for the proper management of the affairs of the Company. Committees may meet and adjourn as they determine proper. A vote at any committee meeting will be determined by a majority of votes of the members present.

The board of directors of the Company has a standing Audit Committee, a Compensation Committee, a Transaction Committee and a Nominating and Corporate Governance Committee, with each committee comprised solely of independent directors, as prescribed by the Nasdaq listing standards and SEC rules and regulations. The Company has adopted corporate governance policies, including a code of conduct and an insider trading policy, as well as an open door reporting policy and a comprehensive compliance program.

The Companies Act provide for a minimum of two directors. The Company’s constitution provides that, subject to the Companies Act, the board may determine the size of the board from time to time.

The Company’s board of directors is divided into three classes, designated Class I, Class II and Class III. Each class has a three-year term, with the terms expiring in staggered years on the date of the annual general meeting of shareholders for the applicable year. At each annual general meeting of shareholders, successors to the class of directors whose term expires at that annual general meeting are eligible for election for a successive three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible or as the chairman of the board of directors may otherwise direct. In no case will a decrease in the number of directors shorten the term of any incumbent director. A director may hold office until the annual general meeting of the year in which his or her term expires and until his or her successor is elected and duly qualified, subject to his or her prior death, resignation, retirement, disqualification or removal from office.

Directors are elected by ordinary resolution at a general meeting. Irish law requires majority voting for the election of directors, which could result in the number of directors falling below the prescribed minimum number of directors due to the failure of nominees to be elected. Accordingly, the Company’s constitution provides that if, at any general meeting of shareholders, the number of directors is reduced below the minimum prescribed by the constitution due to the failure of any person nominated to be a director to be elected, then, in such circumstances, the nominee or nominees who receive the highest number of votes in favor of election will be elected in order to maintain such prescribed minimum number of directors. Each director elected in this manner will remain a director (subject to the provisions of the Companies Act and the articles of association) only until the conclusion of the next annual general meeting of the Company unless he or she is reelected.

Under the Companies Act and notwithstanding anything contained in the constitution or in any agreement between the Company and a director, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (e.g. employment contract) that the director may have against the Company in respect of his removal.

The Company’s constitution provides that, subject to the terms of any one or more classes or series of preferred shares, the board of directors may fill any vacancy occurring on the board of directors. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class will hold office for a term that will coincide with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his predecessor. A vacancy on the board of directors created by the removal of a director may be filled by the shareholders at the meeting at which such director is removed and, in the absence of such election or appointment, the remaining directors may fill the vacancy.

Legal Name; Formation; Fiscal Year; Registered Office

Horizon Therapeutics public limited company, the current legal and commercial name of the Company, was incorporated in Ireland on December 20, 2011 as a private limited company (registration number 507678) under the name Aravis Therapeutics International Limited. Aravis Therapeutics International Limited was renamed Vidara Therapeutics International Limited on April 3, 2012. Vidara Therapeutics International Limited was re-registered as a public limited company named Vidara Therapeutics International plc effective August 1, 2014, and was subsequently renamed Horizon Pharma plc on September 17, 2014. Horizon Pharma plc was subsequently renamed Horizon Therapeutics plc on May 2, 2019. The Company’s fiscal year ends on December 31st and the Company’s registered address is Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, D04 C5Y6, Ireland.

Duration; Dissolution; Rights upon Liquidation

The Company’s corporate existence has unlimited duration. The Company may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, a special resolution of shareholders is required. The Company may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where the Company has failed to file certain returns.

The Company may also be dissolved by the Director of Corporate Enforcement in Ireland where the affairs of the Company have been investigated by an inspector and it appears from the report or any information obtained by the Director of Corporate Enforcement that the Company should be wound up.

If the Company’s constitution contain no specific provisions in respect of a dissolution or winding up, then, subject to the priorities of any creditors, the assets will be distributed to the Company’s shareholders in proportion to the paid-up nominal value of the shares held. The Company’s constitution provides that the ordinary shareholders of the Company are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholders to participate under the terms of any series or class of preferred shares.

Uncertificated Shares

Under the constitution, but subject to the provisions of the Companies Act, no shareholder of the Company is entitled to receive certificates for their shares, except for legended shares, and the Company will only issue uncertificated ordinary shares.

Stock Exchange Listing

The Company’s ordinary shares are listed on the Nasdaq Global Select Market under the trading symbol “HZNP.” The Company’s ordinary shares are not currently intended to be listed on the Irish Stock Exchange.

No Sinking Fund

The Company’s ordinary shares have no sinking fund provisions.

Transfer and Registration of Shares

The transfer agent and Registrar for the Company’s ordinary shares is Computershare Trust Company, N.A. Its address is 150 Royall Street, Canton, MA 02021. The transfer agent maintains the share register, registration in which is determinative of ownership of shares of the Company. A shareholder who holds shares beneficially is not the holder of record of such shares. Instead, the depository (for example, Cede & Co., as nominee for DTC) or other nominee is the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in the Company’s official share register, as the depository or other nominee will remain the record holder of any such shares.

A written instrument of transfer is required under Irish law in order to register on the Company’s official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially but not directly to a person who holds such shares directly, or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on the Company’s official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares.

Any transfer of the Company’s ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to the transfer agent. The Company, in its absolute discretion and insofar as the Companies Act or any other applicable law permit, may, or may provide that a subsidiary of the Company will, pay Irish stamp duty arising on a transfer of the Company’s ordinary shares on behalf of the transferee of such ordinary shares. If stamp duty resulting from the transfer of the Company’s ordinary shares which would otherwise be payable by the transferee is paid by the Company or any subsidiary of the Company on behalf of the transferee, then in those circumstances, the Company will, on its behalf or on behalf of its subsidiary (as the case may be), be entitled to (i) seek reimbursement of the stamp duty from the transferee, (ii) set-off the stamp duty against any dividends payable to the transferee of those Company ordinary shares and (iii) to claim a first and permanent lien on the Company ordinary shares on which stamp duty has been paid by the Company or its subsidiary for the amount of stamp duty paid. The Company’s lien shall extend to all dividends paid on those Company ordinary shares.

The Company’s constitution delegates to any director, the secretary or any assistant secretary of the Company the authority, on behalf of the Company, to execute an instrument of transfer on behalf of a transferring party.

In order to help ensure that the official share register is regularly updated to reflect trading of the Company’s ordinary shares occurring through normal electronic systems, the Company intends to regularly produce any required instruments of transfer in connection with any transactions for which it pays stamp duty (subject to the reimbursement and set-off rights described above). In the event that the Company notifies one or both of the parties to a share transfer that it believes stamp duty is required to be paid in connection with the transfer and that it will not pay the stamp duty, the parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from the Company for this purpose) or request that the Company execute an instrument of transfer on behalf of the transferring party in a form determined by the Company. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to the Company’s transfer agent, the buyer will be registered as the legal owner of the relevant shares on the Company’s official Irish share register (subject to the suspension right described below).

The directors may suspend registration of transfers from time to time, not exceeding 30 days in aggregate each year.